Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

Letter 00024/2011/P
Campinas, October 14, 2011

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CPFL Energia, S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 6, 2011
File No. 001-32297

Request for Additional Period to Respond to Staff Comment Letter dated September 30, 2011

Dear Ms. Thompson:

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated September 30, 2011, received by CPFL Energia S.A. (the “Company”), concerning the Company’s annual report on Form 20-F filed with the SEC on June 6, 2011 (the “Form 20-F”).

As discussed with the Staff’s Accountant Sondra Snyder on October 13, 2011, the Company will provide the requested responses in connection with the Form 20-F by October 31, 2011.  We understand from our discussions that this extension has been approved by the Staff.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax +55-11-3702-2224, e-mail rellison@shearman.com).

Sincerely,

/s/ Wilson Ferreira Junior
CPFL Energia S.A.
Name: Wilson Ferreira Junior
Title: Chief Executive Officer and Acting Chief Financial Officer

cc:	Sondra Snyder, Staff Accountant, Division of Corporation Finance
Andrew Blume, Staff Accountant, Division of Corporation Finance

Securities and Exchange Commission